Exhibit 16.1

May 9, 2022

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for First High-School Education Group Co., Ltd. (the “Company”) and, under the date of April 22, 2021, we reported on the consolidated financial statements of the Company as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020. On December 15, 2021, we were dismissed. We have read the Company’s statements included under Item 16F of its Form 20-F dated May 9, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the second and third sentences of the first paragraph and the fourth paragraph of such Item 16F.

Very truly yours,

/s/ KPMG Huazhen LLP